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               [CERAGON NETWORKS/LUCENT TECHNOLOGIES LETTERHEAD]


Contacts:      Brad Ritter
               GAJ Services Inc.
               740-363-2141
               britter@gajservices.com
               -----------------------

               Laura Yatim
               Ceragon Networks Ltd.
               972-3-765-7560
               laura@ceragon.com
               -----------------

               Alistair MacIntyre-Currie
               Lucent Technologies
               +44-207-647-8109
               amcurrie@lucent.com
               -------------------


LUCENT TECHNOLOGIES AND CERAGON NETWORKS
SIGN WORLDWIDE PURCHASING AGREEMENT

Global Service Providers Gain Broader Access to Ceragon's High-Capacity Systems

FOR IMMEDIATE RELEASE: TUESDAY, JANUARY 30, 2001
------------------------------------------------

     TEL AVIV, ISRAEL -- Ceragon Networks Ltd. (NASDAQ: CRNT), a global provider of high-capacity point to point broadband wireless systems for next-generation communications networks, and Lucent Technologies (NYSE: LU), today announce entry into a worldwide purchasing agreement that will enable Lucent to re-sell Ceragon's products to global service providers.

     Under the agreement, Lucent will re-sell Ceragon's networking equipment. Ceragon's products will be deployed for high-capacity, metropolitan area connections.

     "We are looking forward to growing our relationship with Ceragon," said Cor Rozema, Global Business manager Microwave Radio, Lucent Technologies. "Adding the FibeAir product family to our point to point microwave radio portfolio will enable us to provide worldwide complete networking solutions."

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     Ceragon's broadband wireless solution, which includes the FibeAir product family and CeragonView, its network management system, integrates multiple networks (IP, ATM and SONET/SDH) and applications (Internet, data, video and voice) over various capacities and frequencies (18, 23, 26, 28, 29, 31 and 38
GHz).

     "A relationship with Lucent further extends our reach in the global market," said Shraga Katz, president and CEO, Ceragon Networks Ltd. "Lucent's outstanding reputation as an innovative solution provider is a perfect fit with Ceragon's networking equipment. Together we answer alternative service providers' calls for turnkey functionality and high-capacity connections."

ABOUT CERAGON NETWORKS LTD.

     Ceragon Networks Ltd. is a pacesetter in point to point broadband wireless networking systems, enabling high-capacity connectivity in metropolitan areas. Uniquely designed for high-growth, global communications service providers to generate immediate revenue, Ceragon's commercially proven intelligent broadband network solutions support high-speed Internet access and integrated data, video and voice services. Ceragon's FibeAir product family operates across multiple licensed frequencies from 18 to 38 GHz while complying with North American and International standards and delivering IP, SONET/SDH and ATM broadband networks. Ceragon's products enable quick and cost-effective connections for capacity constrained business customers within their own networks, or as a gateway onto the backbone infrastructure. Founded in 1996, Ceragon is headquartered in Tel Aviv, Israel, with North American headquarters in New Jersey and European Headquarters in the UK. More information is available at www.ceragon.com. Ceragon Networks - the shape of next generation networks.
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ABOUT LUCENT TECHNOLOGIES

     Lucent Technologies, a global company headquartered in Murray Hill, N.J., USA, designs and delivers the systems, software, silicon and services for next-generation communications networks for service providers and enterprises. Backed by the research and development of Bell Labs, Lucent focuses on high-growth areas such as optical and wireless networks; Internet infrastructure; communications software; communications semiconductors and optoelectronics; Web-based enterprise solutions that link public and private networks; and professional network design and consulting services. For more information on Lucent Technologies, visit its Web site at http://www.lucent.com.


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